UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Health Insurance Innovations, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

42225K106

(CUSIP Number)

Voss Capital, LLC

3773 Richmond, Suite 500

Houston, Texas 77046

(212) 721-0494

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 3, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		646,133*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

646,133*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

646,133*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

PN

* Includes 15,000 Shares underlying certain call options exercisable within sixty days hereof.

2

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		646,133*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

646,133*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

646,133*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

PN

* Includes 15,000 Shares underlying certain call options exercisable within sixty days hereof.

3

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		646,133*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

646,133 *
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

646,133*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%*
14	TYPE OF REPORTING PERSON

OO

* Includes 15,000 Shares underlying certain call options exercisable within sixty days hereof.

4

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,121,701*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,121,701*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,121,701*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%*
14	TYPE OF REPORTING PERSON

OO

* Includes 15,000 Shares underlying certain call options exercisable within sixty days hereof.

5

CUSIP No. 42225K106

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,121,701*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,121,701*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,121,701*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes 15,000 Shares underlying certain call options exercisable within sixty days hereof.

6

CUSIP No. 42225K106

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Voss Value Fund and held in the Voss Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 631,133 Shares beneficially owned by Voss Value Fund is approximately $13,263,782, excluding brokerage commissions. The aggregate purchase price of certain call options exercisable into 15,000 Shares that may be deemed to be beneficially owned by Voss Value Fund, as further described in Item 6 below, is approximately $121,656, excluding brokerage commissions. The aggregate purchase price of the 475,568 Shares held in the Voss Managed Account is approximately $10,240,864, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,238,049 Shares outstanding as of February 28, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 4, 2020.

A.	Voss Value Fund
(a)	As of the close of business on March 4, 2020, the Voss Value Fund beneficially owned 646,133 Shares, including 15,000 Shares underlying certain call options.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 646,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 646,133
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Voss Advisors
(a)	Voss Advisors, as the general partner of Voss Value Fund, may be deemed the beneficial owner of the 646,133 Shares owned by Voss Value Fund.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 646,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 646,133
4. Shared power to dispose or direct the disposition: 0

7

CUSIP No. 42225K106

(c)	Voss Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of Voss Advisors, may be deemed the beneficial owner of the 646,133 Shares owned by Voss Value Fund.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 646,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 646,133
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)	As of the close of business on March 4, 2020, 475,568 Shares were held in the Voss Managed Account. Voss Capital, as the investment manager of Voss Value Fund, may be deemed to beneficially own the 646,133 Shares owned by Voss Value Fund.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 1,121,701
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,121,701
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Account and on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss GP and Voss Capital, may be deemed the beneficial owner of the (i) 646,133 Shares owned by Voss Value Fund and (ii) 475,568 Shares held in the Voss Managed Account.

Percentage: Approximately 9.2%

(b)	1. Sole power to vote or direct vote: 1,121,701
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,121,701
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 42225K106

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund and through the Voss Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Voss Value Fund sold short exchange-listed American-style put options referencing an aggregate of 10,000 Shares, which have an exercise price of $15 and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style call options referencing an aggregate of 10,000 Shares, 10,000 Shares, 10,000 Shares, 10,000 Shares, 27,800 Shares, 5,000 Shares and 20,000 Shares, which have an exercise price of $32, $30, $29, $17, $18, $22 and $19, respectively, and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style put options referencing an aggregate of 10,000 Shares, 10,000 Shares, 10,000 Shares and 10,000 Shares, which have an exercise price of $14, $19, $25 and $22, respectively, and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund purchased exchange-listed American-style call options referencing an aggregate of 10,000 Shares, which have an exercise price of $10 and expire on May 15, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style call options referencing an aggregate of 10,000 Shares, 10,000 Shares, 10,000 Shares, 10,000 Shares and 10,000 Shares, which have an exercise price of $31, $30, $29, $25 and $24, respectively, and expire on August 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style put options referencing an aggregate of 10,000 Shares and 10,000 Shares, which have an exercise price of $25 and $23, respectively, and expire on August 21, 2020, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style put options referencing an aggregate of 20,000 Shares, 10,000 Shares, 1,800 Shares, 10,000 Shares, 10,000 Shares, 10,000 Shares, 10,000 Shares and 10,000 Shares, which have an exercise price of $20, $25, $8, $15, $18, $13, $22 and $10, respectively, and expire on January 15, 2021, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style call options referencing an aggregate of 15,000 Shares, 10,000 Shares, 20,000 Shares, 45,000 Shares, 16,200 Shares, 2,400 Shares and 26,100 Shares, which have an exercise price of $22, $15, $18, $20, $25, $30 and $35, respectively, and expire on January 15, 2021, as further detailed in Schedule A, which is incorporated herein by reference.

9

CUSIP No. 42225K106

Voss Value Fund sold short exchange-listed American-style put options referencing an aggregate of 10,000 Shares and 6,100 Shares, which have an exercise price of $17 and $25, respectively, and expire on January 21, 2022, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund sold short exchange-listed American-style call options referencing an aggregate of 10,000 Shares, which have an exercise price of $25 and expire on January 21, 2022, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Value Fund purchased exchange-listed American-style call options referencing an aggregate of 5,000 Shares, which have an exercise price of $10 and expire on January 21, 2022, as further detailed in Schedule A, which is incorporated herein by reference.

Voss Managed Account sold short exchange-listed American-style put options referencing an aggregate of 3,900 Shares, which have an exercise price of $25 and expire on January 21, 2022, as further detailed in Schedule A, which is incorporated herein by reference.

10

CUSIP No. 42225K106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2020

Voss Value Fund, L.P.

By:	Voss Capital, LLC Investment Manager

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors, LP

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

11

CUSIP No. 42225K106

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Voss Value Fund, L.P.

Sale of Class A Common Stock Upon Assignment of January 2020 Call Options ($19 Strike Price)	(4,800)	19.0000	01/17/2020
Sale of Class A Common Stock Upon Assignment of January 2020 Call Options ($20 Strike Price)	(8,800)	20.0000	01/17/2020
Purchase of Class A Common Stock Upon Assignment of January 2020 Put Options ($23 Strike Price)	10,000	23.0000	01/17/2020
Purchase of Class A Common Stock Upon Assignment of January 2020 Put Options ($26 Strike Price)	10,000	26.0000	01/17/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($16 Strike Price)	(100)	16.0000	01/29/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($16 Strike Price)	(200)	16.0000	02/05/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($18 Strike Price)	(3,200)	18.0000	02/07/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($17 Strike Price)	(7,500)	17.0000	02/07/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($16 Strike Price)	(200)	16.0000	02/13/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($19 Strike Price)	(2,500)	19.0000	02/13/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($18 Strike Price)	(14,300)	18.0000	02/13/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($17 Strike Price)	(4,900)	17.0000	02/13/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($18 Strike Price)	(100)	18.0000	02/18/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($21 Strike Price)	(2,000)	21.0000	02/18/2020

CUSIP No. 42225K106

Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($21 Strike Price)	(1,700)	21.0000	02/19/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($18 Strike Price)	(100)	18.0000	02/20/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($16 Strike Price)	(600)	16.0000	02/20/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($21 Strike Price)	(1,300)	21.0000	02/20/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($19 Strike Price)	(2,500)	19.0000	02/21/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($16 Strike Price)	(8,900)	16.0000	02/21/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($17 Strike Price)	(7,600)	17.0000	02/21/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($18 Strike Price)	(4,000)	18.0000	02/21/2020
Sale of Class A Common Stock Upon Assignment of February 2020 Call Options ($19 Strike Price)	(25,000)	19.0000	02/21/2020
Purchase of May 2020 Call Option ($15 Strike Price)[1]*	10,000	14.3000	02/24/2020
Purchase of May 2020 Call Option ($18 Strike Price)1*	10,000	11.7000	02/24/2020
Purchase of May 2020 Call Option ($22 Strike Price)1*	10,000	8.7000	02/24/2020
Purchase of May 2020 Call Option ($20 Strike Price)1*	10,000	10.0000	02/24/2020
Purchase of May 2020 Put Option ($23 Strike Price)[2] *	10,000	2.5500	02/24/2020
Sale of May 2020 Call Option ($32 Strike Price)1+	(10,000)	3.8000	02/25/2020
Sale of May 2020 Call Option ($30 Strike Price)1+	(10,000)	4.5000	02/25/2020
Sale of August 2020 Call Option ($30 Strike Price)[3] +	(10,000)	5.9000	02/25/2020
Sale of January 2021 Call Option ($35 Strike Price)[4] +	(10,000)	5.8000	02/25/2020
Sale of May 2020 Call Option ($29 Strike Price)1+	(10,000)	5.3000	02/27/2020
Sale of April 2020 Call Option ($29 Strike Price)[5] +	(5,000)	4.5000	02/27/2020
Sale of August 2020 Call Option ($31 Strike Price)3+	(10,000)	6.0000	02/27/2020

CUSIP No. 42225K106

Sale of January 2021 Put Option ($25 Strike Price)[6] +	(10,000)	6.8000	02/28/2020
Sale of January 2021 Put Option ($20 Strike Price)6+	(10,000)	4.6000	02/28/2020
Sale of January 2022 Put Option ($17 Strike Price)7+	(10,000)	5.2000	02/28/2020
Purchase of January 2021 Call Option ($20 Strike Price)4*	10,000	14.2000	03/02/2020
Purchase of May 2020 Call Option ($18 Strike Price)1*	10,000	13.9000	03/02/2020
Purchase of January 2021 Call Option ($22 Strike Price)4*	5,000	13.0000	03/02/2020
Purchase of January 2021 Call Option ($15 Strike Price)4*	2,500	17.5000	03/02/2020
Purchase of May 2020 Call Option ($19 Strike Price)1*	10,000	13.0000	03/02/2020
Sale of Class A Common Stock	(23,641)	30.7354	03/02/2020
Sale of Class A Common Stock	(13,867)	28.9697	03/03/2020
Sale of Class A Common Stock	(13,200)	29.0603	03/03/2020
Sale of May 2020 Call Option ($29 Strike Price)1+	(10,000)	4.5000	03/03/2020
Sale of August 2020 Call Option ($29 Strike Price)3+	(10,000)	6.5000	03/03/2020
Purchase of May 2020 Call Option ($29 Strike Price)1*	10,000	3.2000	03/04/2020
Purchase of May 2020 Call Option ($21 Strike Price)1*	10,000	6.7000	03/04/2020
Purchase of April 2020 Call Option ($29 Strike Price)5*	5,000	2.1000	03/04/2020
Sale of August 2020 Put Option ($25 Strike Price)8+	(10,000)	5.8000	03/04/2020
Sale of August 2020 Put Option ($23 Strike Price)8+	(10,000)	4.5000	03/04/2020
Sale of January 2021 Put Option ($20 Strike Price)6+	(10,000)	4.9000	03/04/2020
Sale of January 2021 Call Option ($25 Strike Price)4+	(10,000)	6.4000	03/04/2020
Sale of August 2020 Call Option ($25 Strike Price)3+	(10,000)	5.0000	03/04/2020
Sale of August 2020 Call Option ($24 Strike Price)3+	(5,000)	5.6000	03/04/2020

VOSS CAPITAL, LLC

(Through the Voss Managed Account)

Purchase of Class A Common Stock	1,000	29.7620	02/28/2020

CUSIP No. 42225K106

1 Represents shares underlying exchange-listed American-style call options. These call options expire on May 15, 2020.

2 Represents shares underlying exchange-listed American-style put options. These put options expire on May 15, 2020.

3 Represents shares underlying exchange-listed American-style call options. These call options expire on August 21, 2020.

4 Represents shares underlying exchange-listed American-style call options. These call options expire on January 15, 2021.

5 Represents shares underlying exchange-listed American-style call options. These call options expire on April 17, 2020.

6 Represents shares underlying exchange-listed American-style put options. These put options expire on January 15, 2021.

7 Represents shares underlying exchange-listed American-style put options. These put options expire on January 21, 2022.

8 Represents shares underlying exchange-listed American-style put options. These put options expire on August 21, 2020.

* Represents a purchase to cover a short position.

+ Represents a short sale.